UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 4 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
QLT Inc.

(Name of Subject Company (issuer))
QLT Inc. (issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Shares, Without Par Value

(Title of Class of Securities)
746927102

(CUSIP Number of Class of Securities)
QLT Inc.
Attention: Robert L. Butchofsky
887 Great Northern Way
Vancouver, British Columbia V5T 4T5
(604) 707-7000

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy To:
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
Suite 4405, P.O. Box 247
Toronto, Ontario M5L 1E8
(416) 360-8484
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$104,000,000	$11,128
* Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 13 million outstanding common shares of QLT Inc., without par value, at the maximum tender offer price of US$8.00 per share in cash.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,128

Form or Registration No.:	Schedule TO

Filing Party:	QLT Inc.

Date Filed:	August 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2006, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on August 10, 2006, Amendment No. 2 to the Tender Offer Statement filed with the Commission on August 24, 2006 and Amendment No. 3 to the Tender Offer Statement filed with the Commission on September 11, 2006 (as amended and supplemented, the “Schedule TO”) by QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“QLT” or the “Company”), in connection with its offer to purchase up to 13 million of its common shares, without par value, or such lesser number of common shares as are properly tendered and not properly withdrawn, at a price of not less than US$7.00 and not more than US$8.00 per common share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 2006 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal, together with the Offer to Purchase and the Circular, which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.”
     This Amendment No. 4 is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.
Item 11. Additional Information.
     On September 14, 2006, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., Eastern time, on Friday, September 8, 2006. A copy of the press release is filed as Exhibit (a)(5)(v) hereto and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated August 3, 2006 and the accompanying Issuer Bid Circular.

(a)(1)(ii)*	Letter of Transmittal (which includes the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing commencement of Tender Offer, dated August 3, 2006.

(a)(5)(ii)*	“Investor — Frequently Asked Questions” posted August 3, 2006 on the Company’s website at www.qltinc.com.

(a)(5)(iii)*	“Employees — Frequently Asked Questions” posted August 3, 2006 on the Company’s internal intranet service accessible exclusively by Company employees.

(a)(5)(iv)*	Press release announcing the preliminary results of the tender offer dated September 11, 2006.

(a)(5)(v)	Press release announcing the final results of the tender offer dated September 14, 2006.

(b)	None.

(d)(i)	Royalty Adjustment and Stock Option Agreement dated August 10, 1989, between Quadra Logic Technologies Inc. and Dr. David Dolphin (filed as an exhibit to Amendment No. 1 to the Registration Statement on Form F-1, Registration No. 033-31222, filed on November 6, 1989).

(d)(ii)	Form of Employee Stock Option Agreement (filed as an exhibit to the Company’s Annual Report on Form 10-K, filed on March 30, 1993).

(d)(iii)	Amended and Restated Performance Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 24, 1999).

(d)(iv)	Non-Qualified Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 24, 1999).

(d)(v)	QLT 1998 Incentive Stock Option Plan (filed as an exhibit to the Company’s Annual Report on Form 10-K, filed on March 29, 1999).

(d)(vi)	1999 Non-Employee Director Stock Incentive Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 14, 2000).

(d)(vii)	2000 Stock Option Plan of Atrix Laboratories, Inc. (filed as an exhibit to the Annual Report on Form 10-K of Atrix Laboratories, Inc., filed on March 14, 2001).

(d)(viii)	QLT 2000 Incentive Stock Option Plan (as amended in 2002) (filed as an exhibit to the Company’s Form S-8, filed on September 20, 2002).

(d)(ix)	Amended and Restated Shareholder Rights Plan Agreement, dated April 8, 2005, between QLT Inc. and Computershare Trust Company of Canada (filed as an exhibit to the Company’s Form 8-K, filed on April 13, 2005).

(d)(x)	Amended and Restated Registration Rights Agreement, dated December 17, 2004, among QLT Inc., Elan International Services, Ltd. and Elan Pharmaceutical Investments III, Ltd. (filed as an exhibit to the Company’s Form 10-Q, filed on May 10, 2005) .

(d)(xi)	The Directors’ Deferred Share Unit Plan for Non-Employee Directors of QLT Inc. (filed as an exhibit to the Company’s Form 10-Q, filed on August 9, 2005).

(d)(xii)	Form of Stock Option Agreement for stock option grants to executives (filed as an exhibit to the Company’s Quarterly Report on Form 10-Q, filed on August 9, 2006).

(g)	None.

(h)	Not applicable.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Cameron R. Nelson

(Signature)

Cameron R. Nelson, Vice President, Finance and Chief Financial Officer

(Name and title)

September 14, 2006

(Date)